The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)3
Registration Statement No. 333-04297

SUBJECT TO COMPLETION, DATED MAY 1, 2003

PROSPECTUS SUPPLEMENT

(to Prospectus dated June 12, 1996)

$

Comerica Incorporated
% Subordinated Notes due

          The notes will bear interest at the rate of           % per year. Interest on the notes is payable on                     and                     of each year, beginning on           , 2003. The notes will mature on                     ,           .

      The notes will be subordinated obligations of our company and will be subordinated in right of payment to all of our senior indebtedness.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Comerica (before expenses)%		$

      Interest on the notes will accrue from           , 2003 to date of delivery.

      The underwriters expect to deliver the notes to purchasers on or about           , 2003.

      The notes are unsecured debt obligations of Comerica and are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Sole Book-Runner

Citigroup

Credit Suisse First Boston	JPMorgan

                    , 2003

THE COMPANY
RECENT FINANCIAL RESULTS
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
DESCRIPTION OF SUBORDINATED NOTES
UNDERWRITING
LEGAL OPINIONS
WHERE YOU CAN FIND MORE INFORMATION
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
COMERICA
REGULATORY MATTERS
USE OF PROCEEDS
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF THE DEBT SECURITIES
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the notes in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

The Company	S-3
Recent Financial Results	S-3
Consolidated Ratio of Earnings to Fixed Charges	S-3
Use of Proceeds	S-3
Capitalization	S-4
Selected Historical Financial Data	S-5
Description of Subordinated Notes	S-6
Underwriting	S-10
Legal Opinions	S-12
Where You Can Find More Information	S-12

Prospectus
Available Information	2
Incorporation of Certain Documents by Reference	2
Comerica	3
Regulatory Matters	4
Use of Proceeds	8
Consolidated Ratios of Earnings to Fixed Charges	9
Description of the Debt Securities	9
Plan of Distribution	16
Experts	16
Legal Matters	16

THE COMPANY

      We are a multi-state financial services provider, incorporated under the laws of the State of Delaware, headquartered in Detroit, Michigan. Based on assets as of December 31, 2002, we were among the 20 largest banking companies in the United States and were the largest bank holding company headquartered in Michigan in terms of both total assets and total deposits. We were formed in 1973 to acquire the outstanding common stock of Comerica Bank (formerly Comerica Bank-Detroit), one of Michigan’s oldest banks. Since that time, we have acquired financial institutions in California, Texas and Florida, and, in 1997, formed Comerica Bank-Mexico, S.A. and Comerica Bank-Canada. In 2001, we established our Canadian branch and the assets and the majority of the liabilities of Comerica Bank-Canada were transferred to Comerica Bank’s Canadian branch.

      As of December 31, 2002, we had total assets of approximately $53 billion, total deposits of approximately $42 billion, total loans (net of unearned income) of approximately $42 billion and common shareholders’ equity of approximately $5 billion.

      Our executive offices are located at Comerica Tower at Detroit Center, 500 Woodward Avenue, Detroit, Michigan 48226, and our telephone number is (800) 521-1190.

RECENT FINANCIAL RESULTS

      On April 16, 2003, we reported results for the first quarter of 2003. We had earnings of $176 million, or $1.00 per diluted share, compared with $214 million, or $1.20 per diluted share, for the first quarter of 2002. Total assets at March 31, 2003 were $55.8 billion, compared with $50.2 billion at March 31, 2002.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,

	2002	2001	2000	1999	1998

Consolidated ratio of earnings to fixed charges:
Excluding interest on deposits	5.33x	3.64x	2.57x	2.95x	2.79x
Including interest on deposits	2.29x	1.85x	1.71x	1.91x	1.77x

      For purposes of computing these ratios, earnings represent income before income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consist of the foregoing items plus interest on deposits.

USE OF PROCEEDS

      We estimate that the net proceeds that we will receive from this offering (after deducting the underwriting discount and our estimated offering expenses) will be approximately $           million. We intend to use the net proceeds from the sale of the notes for general corporate purposes, which may include the repayment of debt.

CAPITALIZATION

      The following table sets forth at December 31, 2002 our consolidated capitalization on an actual basis and as adjusted to give effect to the issuance of the notes and the application of the proceeds from the sale of the notes as described under “Use of Proceeds.” You should read this table together with our consolidated financial statements and related notes and the other financial information incorporated by reference in this prospectus supplement.

	As of December 31, 2002

	Actual	As Adjusted

	(dollars in millions)
Medium and long-term debt:
Subordinated notes offered hereby	$—
Other medium and long-term debt	5,216

Total medium and long-term debt	5,216
Common stock — $5 par value Authorized — 325,000,000 shares Issued — 178,735,252 shares	894
Capital surplus	363
Accumulated other comprehensive income	237
Retained earnings	3,684
Less cost of common stock in treasury — 3,960,149 shares	(231)

Total shareholders’ equity	4,947

Total medium and long-term debt and shareholders’ equity	$10,163

SELECTED HISTORICAL FINANCIAL DATA

      The selected historical financial data for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been derived from our audited consolidated financial statements. The information contained in the table below is only a summary and should be read together with the consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

	As of or for the year ended December 31,

	2002	2001	2000	1999	1998

	(dollars in millions)
Earning summary:
Total interest income	$2,797	$3,393	$3,716	$3,097	$3,004
Net interest income	2,132	2,102	2,004	1,817	1,720
Provision for loan losses	635	241	251	144	145
Securities gains	41	20	16	9	7
Noninterest income (excluding securities gains)	859	817	964	884	685
Noninterest expenses	1,515	1,587	1,511	1,387	1,263
Net income	601	710	791	759	651

Year-end balances:
Total assets	$53,301	$50,570	$49,557	$45,529	$42,802
Total earning assets	47,780	46,566	45,791	42,426	39,090
Total loans	42,281	41,196	40,170	36,305	34,053
Total deposits	41,775	37,570	33,854	29,196	29,883
Total borrowings	5,756	7,489	10,353	11,682	8,999
Medium- and long-term debt	5,216	5,503	8,259	8,757	5,358
Common shareholders’ equity	4,947	4,807	4,250	3,698	3,178

Daily average balances:
Total assets	$51,130	$49,688	$46,877	$42,662	$39,969
Total earning assets	47,053	45,722	43,364	39,247	36,599
Total loans	42,091	41,371	38,698	35,490	31,916
Total deposits	37,712	35,312	30,340	27,478	26,604
Total borrowings	7,725	8,782	11,621	11,003	9,626
Medium- and long-term debt	5,763	6,198	8,298	7,441	6,109
Common shareholders’ equity	4,884	4,605	3,963	3,409	2,995

Ratios:
Return on average assets	1.18%	1.43%	1.69%	1.78%	1.63%
Return on average common shareholders’ equity	12.31	15.16	19.52	21.78	21.16
Efficiency ratio	50.59	54.30	50.88	51.26	52.38
Dividend payout ratio	56.47	45.36	37.12	34.87	36.47
Average common shareholders’ equity as a percentage of average assets	9.55	9.27	8.45	7.99	7.49
Tier 1 common capital as a percentage of risk-weighted assets	7.39	7.30	6.80	6.70	5.90

DESCRIPTION OF SUBORDINATED NOTES

      The following description of the particular terms of the notes supplements the description of the general terms set forth in the accompanying prospectus. It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making your decision to invest in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms of the notes described in the prospectus, you should rely on the information contained in this prospectus supplement.

General

      The notes offered by this prospectus supplement are a series of subordinated debt securities issued under our subordinated debt indenture. The notes will initially be limited to an aggregate principal amount of $                    . The notes will be issued only in fully registered form without coupons, in denominations of $1,000 and whole multiples of $1,000. All of the notes are our unsecured obligations and will rank equally with all of our other unsecured and subordinated indebtedness, whether currently existing or hereinafter created, other than subordinated indebtedness which is designated as junior to the notes.

      We may, without notice to or consent of the holders or beneficial owners of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes. Any such additional notes issued could be considered part of the same series of notes under the indenture as the notes.

      The notes are not redeemable prior to maturity.

      The issue date for the notes is                     , 2003. The notes will bear interest at a fixed rate per year of           %, starting on                     , 2003 and ending on their maturity date, which is                     ,           . Interest on the notes will be payable semiannually on the                     and                     of each year, starting on                     , 2003. All payments of interest on the notes will be made to the persons in whose names the notes are registered at the close of business on the                     or  preceding the interest payment date. The amount of the interest payment on                     , 2003 will be $           per $1,000 principal amount.

      Interest will be calculated on the basis of a 360-day year comprised of twelve 30-day months. All dollar amounts resulting from this calculation will be rounded to the nearest cent.

      Payments of principal and interest on the notes issued in book-entry form will be made as described below under “— Book-Entry Notes.” Payments of principal and interest on notes issued in definitive form, if any, will be made as described below under “— Definitive Notes and Paying Agents.”

      The notes are subject to the defeasance provisions explained in the accompanying prospectus under “Description of the Debt Securities — Defeasance and Covenant Defeasance.”

      The notes will rank subordinate and junior in right of payment to our senior indebtedness, as described in “Description of the Debt Securities — Subordination of Debt Securities” in the accompanying prospectus. On a consolidated basis, the aggregate principal amount of our senior indebtedness outstanding as of December 31, 2002 was approximately $           billion.

      If a date for payment of interest or principal on the notes falls on a day that is not a business day, such payment will be made on the next succeeding business day as if made on the date the payment was due. No interest will accrue on any amounts payable for the period from and after the due date for payment of such principal or interest. As used in this prospectus supplement, a business day means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the place of payment with respect to the notes are authorized or obligated by law or executive order to close.

Book-Entry Notes

      Except under the limited circumstances described below, all notes will be book-entry notes. This means that the actual purchasers of the notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive (paper) form. Instead, upon issuance, all the notes will be represented by one or more fully registered global notes.

      Each global note will be deposited with The Depository Trust Company, a securities depositary, and will be registered in the name of DTC’s nominee, Cede & Co. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of the notes for purposes of the indenture.

      DTC has advised us that DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and certain other organizations, some of whom, and/or their representatives, own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      The registration of the global notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held in the United States, is used because it eliminates the need for physical movement of securities certificates. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability of holders to transfer book-entry notes.

      Purchasers of notes may hold interests in the global notes only through DTC, if they are participants in such system. Purchasers may also hold interests indirectly through securities intermediaries — such as banks, brokerage houses and other institutions that maintain securities accounts for customers — that have accounts with DTC or its nominee (“participants”).

      Comerica, the trustee and all of their agents will not be liable for the accuracy of, or responsible for maintaining, supervising or reviewing, DTC’s records or any participant’s records relating to book-entry notes. Comerica, the trustee and all of their agents also will not be responsible or liable for payments made on account of the book-entry notes.

      In this prospectus supplement, unless and until definitive (paper) notes are issued to the beneficial owners as described below, all references to “holders” of notes shall mean DTC. Comerica, the trustee and any paying agent, transfer agent or registrar may treat DTC as the absolute owner of the notes for all purposes.

      Comerica will make all distributions of principal and interest on their notes to DTC. Comerica will send all required reports and notices solely to DTC as long as DTC is the registered holder of the notes. All required notices will be published as described under “— Notices” below. DTC and its participants are generally required by law to receive and transmit all distributions, notices and directions from Comerica and the trustee to the beneficial owners through a chain of intermediaries. Purchasers of the notes will not receive written confirmation from DTC of their purchases. However, beneficial owners of book-entry notes are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants or indirect participants through which they entered into the transaction.

      Similarly, Comerica and the trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of notes under the indenture, each person owning a beneficial interest in the notes must rely on the procedures of DTC. If the beneficial owner is not a participant in the applicable system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised Comerica that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions DTC takes at the direction of other participants and beneficial owners.

      Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

      Book-entry notes may be more difficult to pledge because of the lack of a physical note. Beneficial owners may experience delays in receiving distributions on their notes since distributions will initially be made to DTC and must then be transferred through the chain of intermediaries to the beneficial owner’s account.

Global Clearance and Settlement Procedures

      Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way, in accordance with DTC’s rules, and will be settled in immediately available funds using DTC’s same-day funds settlement system.

Distributions on Book-Entry Notes

      Comerica will make all distributions of principal and interest on book-entry notes to DTC. Upon receipt of any payment of principal or interest, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts in proportion to the participants’ respective beneficial interests in the principal amount of the global note as shown on the records of DTC. Payments by participants to beneficial owners of book-entry notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

Definitive Notes and Paying Agents

      If certain events described under “Description of the Debt Securities — Global Securities” in the accompanying prospectus occurs, then the beneficial owners will be notified through the chain of intermediaries that definitive notes are available and notice will be published as described below under “— Notices.” Beneficial owners of book-entry notes will then be entitled (1) to receive physical delivery in certificated form of definitive notes equal in principal amount to their beneficial interest and (2) to have the definitive notes registered in their names. The definitive notes will be issued in denominations of $1,000 and whole multiples of $1,000 in excess of that amount. Definitive notes will be registered in the name or names of the person or persons DTC specifies in a written instruction to the registrar of the notes. DTC may base its written instruction upon directions it receives from its participants. Thereafter, the holders of the definitive notes will be recognized as the “holders” of the notes under the indenture.

      The indenture provides for the replacement of a mutilated, lost, stolen or destroyed definitive note, so long as the applicant furnishes to us and the trustee such security or indemnity and such evidence of ownership as we and they may require.

      In the event definitive notes are issued, the holders of definitive notes will be able to receive payments of principal and interest on their notes at the office of our paying agent maintained in the Borough of Manhattan. Payment of principal of a definitive note may be made only against surrender of the note to one of Comerica’s paying agents. We also have the option of making payments of interest by mailing checks to the registered holders of the notes.

      Our paying agent in the Borough of Manhattan is currently the corporate trust office of JPMorgan Chase Bank, located at 4 New York Plaza, New York, New York 10004.

      In the event definitive notes are issued, the holders of definitive notes will be able to transfer their notes, in whole or in part, by surrendering the notes for registration of transfer at the office of JPMorgan Chase Bank, listed above, duly endorsed by or accompanied by a written instrument of transfer in form satisfactory to us and the securities registrar. A form of such instrument of transfer will be obtainable at the offices of JPMorgan Chase Bank. Upon surrender, we will execute, and the trustee will authenticate and deliver, new notes to the designated transferee in the amount being transferred, and a new note for any amount not being transferred will be issued to the transferor. Such new notes will be delivered free of charge at the offices of JPMorgan Chase Bank, as requested by the owner of such new notes. We will not charge any fee for the registration of transfer or exchange, except that we may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Notices

      Notices to holders of the notes will be made by first class mail, postage prepaid, to the addresses that appear on our register.

Governing Law

      The subordinated debt indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

Unclaimed Funds

      All funds deposited with the trustee or any paying agent for the payment of principal, interest, premium or additional amounts in respect of the notes that remain unclaimed for two years after the maturity date of the notes will be repaid to us upon our request. Thereafter, any right of any noteholder to such funds shall be enforceable only against us, and the trustee and paying agents will have no liability therefor.

UNDERWRITING

      Citigroup is acting as representative of the underwriters named below.

      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Principal Amount
Underwriter	of Notes

Citigroup Global Markets Inc.	$
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.

Total	$

      The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

      The underwriters propose to offer part of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not in excess of           % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of           % of the principal amount of the notes. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

      The notes are a new issue of securities with no established trading market. We presently do not intend to apply for listing of the notes on any national securities exchange or interdealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes but the underwriters are not obligated to do so and may discontinue any market making at any time in their sole discretion and without notice. Accordingly, we can make no assurance as to the liquidity of, or trading markets for, the notes.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Comerica

Per note	%

      In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our total expenses for this offering will be $            .

      The underwriters and their affiliates may, from time to time, engage in transactions (which may include commercial banking transactions) with, and perform services for, us or one or more of our affiliates in the ordinary course of business. J.P. Morgan Securities Inc. is an affiliate of the trustee.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL OPINIONS

      The validity of the notes will be passed upon for Comerica by Mark W. Yonkman, Comerica’s Senior Vice President, Assistant Secretary and General Counsel — Investment Bank and Corporate Finance. As of April 30, 2003, Mr. Yonkman beneficially owned 3,950 shares of our common stock, held 2,200 restricted shares of our common stock and held options to purchase 22,500 shares of our common stock. Mayer, Brown, Rowe & Maw, Chicago, Illinois, will pass on certain matters for the underwriters. Mayer, Brown, Rowe & Maw has from time to time represented Comerica and its subsidiaries and may do so in the future.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy that information at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information relating to the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of that site is http://www.sec.gov. You may also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we complete our sale of the securities to the public:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002; and

•	Our Current Report on Form 8-K filed on May 1, 2003.

      You may obtain a copy of any of the documents incorporated by reference in this registration statement at no cost by writing to or telephoning us at the following address and telephone number:

Comerica Incorporated

Comerica Tower at Detroit Center
500 Woodward Avenue, MC 3391
Detroit, Michigan 48226
Attention: Anthony G. Morrow
Vice President and Corporate Counsel
Telephone: (313) 222-5259

PROSPECTUS

Comerica Incorporated

Subordinated Debt Securities

      Comerica Incorporated (“Comerica”), directly or through agents designated from time to time, or through dealers or underwriters also to be designated, may offer from time to time in one or more series of its unsecured subordinated debt securities (the “Debt Securities”). The Debt Securities may be offered, separately or together, in separate series in amounts, at prices and on terms determined at the time of sale and set forth in one or more supplements to this Prospectus (collectively, the “Prospectus Supplement”). Pursuant to the terms of the Registration Statement of which this Prospectus forms a part, up to 12,000,000 shares of Comerica’s preferred stock (the “Preferred Stock” and, together with the Debt Securities, the “Securities”) may also be offered under the Registration Statement. In no event will the aggregate initial offering price of the Debt Securities and Preferred Stock issued under such Registration Statement exceed $600,000,000 (or its equivalent based upon the applicable exchange rate at the time of the offering).

          The specific designation, aggregate principal amount, maturity, rate and time of payment of interest, if any, purchase price, any terms for redemption, any mandatory or optional sinking fund or analogous provisions, whether the Debt Securities are issuable in certificated or uncertificated form, whether the Debt Securities initially will be represented by a single global debt security and the agents, dealers or underwriters, if any, in connection with the sale of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, concerning certain United States federal income tax considerations relating to the Debt Securities covered by such Prospectus Supplement.

          The Debt Securities may be offered by Comerica directly to purchasers, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. If Comerica, directly or through agents, solicits offers to purchase Debt Securities, Comerica reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of Debt Securities. Affiliates of Comerica may from time to time act as agents or underwriters in connection with the sale of Debt Securities to the extent permitted by applicable law. Comerica reserves the sole right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of Debt Securities to be made directly or through agents.

          The Debt Securities will be subordinated to all present and future Senior Indebtedness (as defined) of Comerica and, under certain circumstances, to Other Financial Obligations (as defined) of Comerica. Payment of principal of the Debt Securities may be accelerated only in the case of certain events of bankruptcy or insolvency of Comerica. There is no right of acceleration in the case of a default in the payment of the principal of, or any premium or interest on, the Debt Securities or the performance of any agreement or covenant of Comerica. See “Description of the Debt Securities”.

          THE DEBT SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF COMERICA AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENT ENTITY.

          The Debt Securities will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the Debt Securities or if such secondary market develops, the liquidity of the Debt Securities in such secondary market.

          This Prospectus may not be used to consummate sales of the Debt Securities unless accompanied by a Prospectus Supplement. The delivery of this Prospectus together with a Prospectus Supplement relating to particular Securities shall not constitute an offer in any jurisdiction of any of the other Securities covered by this Prospectus.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is June 12, 1996

      IN CONNECTION WITH ANY UNDERWRITTEN OFFERING OF THE DEBT SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBT SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

      If an agent of Comerica or a dealer or underwriter is involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the agent’s commission, dealer’s purchase price, or underwriter’s discount will be set forth in, or may be calculated from, the Prospectus Supplement and the net proceeds to Comerica from such sale will be the purchase price of such Debt Securities less such commission in the case of an agent, the purchase price of such Debt Securities in the case of a dealer or the public offering price less such discount in the case of an underwriter, and less, in each case, the other attributable issuance expenses. The aggregate proceeds to Comerica from all the Debt Securities will be the purchase price of the Debt Securities sold less the aggregate of agents’ commissions and underwriters’ discounts and other expenses of issuance and distribution. See “Plan of Distribution” for possible indemnification arrangements for the agents, dealers and underwriters.

AVAILABLE INFORMATION

      Comerica is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith Comerica files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by Comerica can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      Comerica has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to said Registration Statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents, which have been filed by Comerica with the Commission pursuant to the Exchange Act, are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

1. Comerica’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

2. Comerica’s Quarterly Report on Form 10-Q for the period ended March 31, 1996; and

3. Comerica’s Registration Statement on Form 8-A dated March 4, 1991, as amended by an amendment on Form 8 dated November 1, 1991.

      All documents filed by Comerica with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing. The documents incorporated by reference or deemed to be incorporated by reference herein are sometimes hereinafter called the “Incorporated Documents”. Any statement contained herein or in any Incorporated Documents shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The information relating to Comerica contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more of the documents incorporated by reference herein; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.

      Comerica hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the Incorporated Documents, except exhibits that are specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to: Comerica Incorporated, 500 Woodward Avenue, Detroit, Michigan 48226: Attention: Mark W. Yonkman, Vice President (telephone (313) 222-3432).

COMERICA

      Comerica Incorporated (“Comerica” or the “Company”) is a registered bank holding company incorporated under the laws of the State of Delaware, headquartered in Detroit, Michigan, and was formed in 1973 to acquire the outstanding common stock of Comerica Bank (formerly Comerica Bank-Detroit), a Michigan banking corporation (“Comerica Bank”). As of December 31, 1995, Comerica owned directly or indirectly all the outstanding common stock (except for directors’ qualifying shares, where applicable) of nine banking and forty-one non-banking subsidiaries. At December 31, 1995, Comerica had total assets of approximately $35.5 billion, total deposits of approximately $23.2 billion, total loans (net of unearned income) of approximately $24.4 billion, and shareholders’ equity of approximately $2.6 billion. At December 31, 1995, Comerica was the largest bank holding company headquartered in Michigan in terms of both total assets and total deposits.

      Comerica’s executive offices are located at Comerica Tower at Detroit Center, 500 Woodward Avenue, Detroit, Michigan 48226 and its telephone number is (313) 222-4000.

      Comerica has strategically focused its operations on three major lines of business: the Business Bank, the Individual Bank and the Investment Bank.

      The Business Bank is comprised of middle market lending, large corporate banking, international financial services and institutional trust. This line of business meets the needs of medium-size businesses, multinational corporations, and governmental entities by offering various products and services, including commercial loans and lines of credit, deposits, cash management, corporate and institutional trust, international trade finance, letters of credit and foreign exchange management services.

      The Individual Bank includes consumer lending, consumer deposit gathering, mortgage loan origination and servicing, small business banking, and private banking. This line of business offers a variety of consumer products, including deposit accounts, direct and indirect installment loans, credit cards, home equity lines of credit and residential mortgage loans. In addition, a full range of financial services is provided to local companies with annual sales under $5 million, area merchants and municipalities. Private lending and personal trust services are also provided to meet the personal financial needs of affluent individuals (as defined by individual net income or wealth).

      The Investment Bank is responsible for the sales of mutual fund and annuity products, as well as life, disability, and long-term care insurance products. This line of business also offers capital market products, manages loan syndications and provides investment management and advisory services, investment banking, and full and discount securities brokerage services.

      Comerica has strategically focused its lines of business in each of Comerica’s four primary geographic markets: Michigan, Texas, California and Florida. Comerica pursues all three lines of business in Michigan, Texas and California, and has focused on the Individual Bank in Florida.

REGULATORY MATTERS

      General. Comerica is a bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “BHCA”). As a bank holding company, Comerica’s activities and those of its banking and nonbanking subsidiaries are limited to the business of banking and activities closely related or incidental to banking, and Comerica may not directly or indirectly acquire the ownership or control of more than five percent of any class of voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board.

      Comerica Bank is chartered by the State of Michigan and is supervised and regulated by the Financial Institutions Bureau of the State of Michigan. Comerica Bank-Texas is chartered by the State of Texas and is supervised and regulated by the Texas Department of Banking. Comerica Bank-Midwest, N.A. and Comerica Bank-Ann Arbor, N.A. are chartered under federal law and subject to supervision and regulation by the Office of the Comptroller of the Currency (the “OCC”). Comerica Bank-California is chartered and regulated by the State of California. Comerica Bank & Trust, FSB is chartered under federal law and subject to supervision and regulation by the Office of Thrift Supervision (the “OTS”). Comerica Bank-Illinois is chartered by the State of Illinois and is regulated by the State of Illinois Commissioner of Banks and Trust Companies. Comerica Bank and Comerica Bank-Illinois are members of the Federal Reserve System. State member banks are also regulated by the local Federal Reserve Bank and state non-member banks are also regulated by the Federal Deposit Insurance Corporation (the “FDIC”). Comerica Bank-Texas and Comerica Bank-California are not members of the Federal Reserve System, and as such, are also regulated by the FDIC. The FDIC also has back-up enforcement authority with respect to the above banking subsidiaries. Comerica’s banking subsidiaries are also subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Comerica’s banking subsidiaries.

      Supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, not for the protection of bank holding company shareholders or creditors.

      The following description summarizes some of the laws to which Comerica and its banking subsidiaries are subject. To the extent statutory or regulatory provisions or proposals are described, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

      Regulatory Restrictions on Dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. Principal sources of revenues for Comerica are dividends received from its banks and other subsidiaries.

      Each state bank that is a member of the Federal Reserve System and each national bank is limited in the amount of dividends it may declare. Two different calculations are performed to measure the amount of dividends that may be paid: a recent earnings test and a cumulative net profit test. Under the recent earnings test, a dividend may not be paid if the total of all dividends declared by the bank in any calendar year is in excess of the current year’s net profits combined with the retained net profits of the two preceding years unless the bank obtains the approval of the appropriate regulatory agency. Under the cumulative net undivided profits test, a dividend may not be paid in excess of a bank’s cumulative net profits after deducting bad debts in excess of the reserve for loan losses. Comerica’s state bank subsidiaries that are not members of the Federal Reserve System are also subject to limitations under state law regarding the amount of earnings that may be paid out as dividends. In addition, the OTS also limits the amount of earnings that may be paid out as dividends.

      Under the foregoing dividend restrictions, at January 1, 1996 Comerica’s banking subsidiaries, without obtaining governmental approvals, could declare aggregate dividends of approximately $279 million from retained net profits of the preceding two years, plus an amount approximately equal to the net profits (as measured under current regulations), if any, earned for the period from January 1, 1996 through the date of declaration. Dividends paid to Comerica by its subsidiary banks amounted to $184 million in 1995 and $293 million in 1994.

      In addition, the federal regulatory agencies are authorized to prohibit a banking institution or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

      Holding Company Structure. Comerica’s banking subsidiaries are subject to restrictions under federal law which limit certain transactions by each of them with Comerica and its nonbanking subsidiaries, including loans, other extensions of credit, investments or asset purchases. Such transactions by any banking subsidiary with Comerica or any of its nonbanking subsidiaries are limited in amount to ten percent of such banking subsidiary’s capital and surplus and, with respect to Comerica and all of its nonbanking subsidiaries together, to an aggregate of twenty percent of such banking subsidiary’s capital and surplus. Furthermore, such loans and extensions of credit, as well as certain other transactions, are required to be secured in specified amounts. These and certain other transactions, including any payment of money to Comerica, must be on terms and conditions that are or in good faith would be offered to nonaffiliated companies.

      Because Comerica is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as Comerica) or any shareholder or creditor thereof.

      Cross-Guaranty and Holding Company Liability. A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled depository institution in danger of default. Each of Comerica’s banking subsidiaries is a commonly controlled depository institution for this purpose. Cross-guarantee liability may result in the ultimate failure or insolvency of other insured depository institutions in a holding company structure. Any obligation or liability owed by a banking subsidiary to its parent company or any of the banking subsidiary’s other affiliates is subordinate to the banking subsidiary’s cross-guarantee liability.

      Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below under “Prompt Corrective Action,” a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

      In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

      Prompt Corrective Action. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), the federal banking agencies must take prompt supervisory and regulatory actions against undercapitalized depository institutions. Depository institutions are assigned one of five capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized,” and subjected to differential regulation corresponding to the capital category within which the institution falls. Under certain circumstances, a well capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions (including paying dividends) or paying management fees to a holding company if the institution would thereafter be undercapitalized. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

      The banking regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution’s capital, the agency’s corrective powers include, among other things: prohibiting the payment of principal and interest on subordinated debt; prohibiting the holding company from making distributions without prior regulatory approval; placing limits on asset growth and restrictions on activities; placing additional restrictions on transactions with affiliates; restricting the interest rate the institution may pay on deposits; prohibiting the institution from accepting deposits from correspondent banks; and in the most severe cases, appointing a conservator or receiver for the institution. A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution’s holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy. As of December 31, 1995, all of Comerica’s banking subsidiaries exceeded the required capital ratios for classification as “well capitalized.” See “Capital Adequacy.”

      Capital Adequacy. The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies. The minimum ratio of total capital to risk-weighted assets (which are the credit risk equivalents of balance sheet assets and certain off balance sheet items such as standby letters of credit) is 8.00 percent. At least half of the total capital must be composed of common stockholders’ equity (including retained earnings), qualifying non-cumulative perpetual preferred stock (and, for bank holding companies only, a limited amount of qualifying cumulative perpetual preferred stock), and minority interests in the equity accounts of consolidated subsidiaries, less goodwill, other disallowed intangibles and disallowed deferred tax assets, among other items (“Tier 1 capital”). The remainder may consist of a limited amount of subordinated debt, other perpetual preferred stock, hybrid capital instruments, mandatory convertible debt securities that meet certain requirements, as well as a limited amount of reserves for loan losses (“Tier 2 capital”). The Federal Reserve Board has also adopted a minimum leverage ratio for bank holding companies, requiring Tier 1 capital of at least 3.00 percent of average total consolidated assets.

      The OCC, the FDIC, the Federal Reserve Board, and the OTS have also established risk-based and leverage capital guidelines for banking institutions. These regulations are generally similar to those established by the Federal Reserve Board for bank holding companies.

      The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the Federal Reserve Board provide that concentration of credit risk and certain risks arising from nontraditional activities, as well as an institution’s ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization’s overall capital adequacy.

      The Federal Reserve Board and the other federal banking agencies recently adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the agencies’ determination of a banking institution’s capital adequacy. The amendments require such institutions to effectively measure and monitor their interest rate risk and to maintain capital adequate for that risk. The agencies have also issued for comment a joint policy statement that describes a framework that may be used by the agencies to measure and monitor an institution’s level of interest rate risk in the assessment of a banking institution’s capital adequacy. The agencies plan at some future date to propose the establishment of an explicit minimum capital requirement to account for interest rate risk.

      As discussed below under “Enforcement Powers,” failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. As of December 31, 1995, Comerica exceeded the minimum ratio of total capital to risk-weighted assets and the minimum leverage ratio for bank holding companies.

      Enforcement Powers of the Federal Banking Agencies. The Federal Reserve Board and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject Comerica or its banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed under “Prompt Corrective Action,” the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan.

      FDIC Insurance Assessments. The deposits of all the banking subsidiaries are insured by the Bank Insurance Fund (the “BIF”) of the FDIC to the extent provided by law, except that the deposits of Comerica Bank & Trust, FSB and certain deposits of other banking subsidiaries that were acquired from insolvent savings associations are insured by the FDIC’s Savings Association Insurance Fund (the “SAIF”).

      The FDIC has adopted a risk-based assessment system under which the assessment rate for an insured depository institution varies according to the level of risk involved in its activities. Under this risk-based insurance system, effective January 1, 1996, the rate assessed for each of Comerica’s BIF-insured banking subsidiaries decreased from 4 cents per $100 of eligible deposits to zero, subject to a minimum assessment of $2,000 per institution per year.

      Most thrift institutions are insured by the SAIF of the FDIC and are currently assessed deposit insurance premiums higher than those assessed against most BIF institutions. The deposits held by Comerica’s federal savings bank in Florida, as well as SAIF-insured deposits that were acquired from insolvent savings associations by Comerica’s subsidiary banks, are subject to this higher premium.

      In response to concerns that this insurance premium disparity would have a negative effect on SAIF-insured institutions and the SAIF, Congress recently passed legislation that would have, among other things, eliminated the deposit insurance premium disparity and utilized BIF assessments to help fund debt service on certain Financing Corporation (FICO) bonds, which could have resulted in higher insurance premiums for BIF-insured institutions. This legislation was vetoed by President Clinton in December 1995, but could reappear in subsequent legislation. In addition, other bills to eliminate the BIF-SAIF assessment disparity have been introduced in Congress. It cannot be predicted whether, when or in what form any such legislation will be enacted, or what effect such legislation will have on Comerica’s banking subsidiaries.

      Control Acquisitions. The Change in Bank Control Act (the “CBCA”) prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Comerica, would, under the circumstances set forth in the presumption, constitute acquisition of control of Comerica.

      In addition, any company is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding Common Stock of Comerica, or otherwise obtaining control or a “controlling influence” over Comerica.

      Effective September 24, 1995, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 has permitted an adequately capitalized and adequately managed bank holding company, with Federal Reserve Board approval, to acquire banking institutions located in states other than the bank holding company’s home state without regard to whether the transaction is prohibited under state law. In addition, effective June 1, 1997, national banks and state banks with different home states will be permitted to merge across state lines, with the approval of the appropriate federal banking agency, unless the home state of a participating banking institution passes legislation prior to that date that expressly prohibits interstate mergers. Of Comerica’s primary markets, Texas is the only state to date to have opted out of the interstate branching provisions. Further, such interstate mergers may be effected prior to June 1, 1997 so long as the home state of each participating banking institution has passed qualifying legislation that expressly permits such transactions. Michigan, California, and Illinois have all passed early opt-in legislation. The Michigan and California legislation is already effective. The Illinois legislation will be effective as of January 6, 1997.

      Future Legislation. Various legislation, including proposals to overhaul the bank regulatory system, expand the powers of banking institutions and bank holding companies and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of Comerica and its banking subsidiaries in substantial and unpredictable ways. Comerica cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations, would have upon the financial condition or results of operations of Comerica or its subsidiaries.

USE OF PROCEEDS

      Except as otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Debt Securities offered by this Prospectus will be applied to Comerica’s general funds to be utilized for such corporate purposes as may be determined by management, which may include investments in, and extensions of credit to, existing and future subsidiaries, the funding of acquisitions of banking and nonbanking institutions (including the repurchase of issued and outstanding shares of common stock of Comerica which may be used to fund part or all of the acquisition consideration) and other general corporate purposes.

      Except as otherwise indicated in a Prospectus Supplement, specific allocations of the proceeds to such purposes will not have been made at the date of the applicable Prospectus Supplement. The precise amount and timing of investments in, and extensions of credit to, subsidiaries will depend upon their funding requirements and the availability of other funds to Comerica and its subsidiaries. Based upon the anticipated future financing requirements of Comerica and its subsidiaries, Comerica expects that it will, from time to time, engage in additional financings of a character and in an amount to be determined.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

      Comerica’s ratios of earnings to fixed charges are set forth below for the periods indicated:

	Three Months
	Ended March 31,				Year Ended December 31,

	1996		1995		1995		1994		1993		1992		1991

Consolidated ratio of earnings to fixed charges (including interest on deposits)	1.56	x	1.49	x	1.47	x	1.64	x	1.70	x	1.39	x	1.31	x

Consolidated ratio of earnings to fixed charges (excluding interest on deposits)	2.30	x	2.09	x	2.03	x	2.61	x	3.95	x	3.31	x	2.81	x

      The ratio of earnings to fixed charges is computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges are defined as interest expense and the portion of net rental expense estimated to be representative of the interest factor.

DESCRIPTION OF THE DEBT SECURITIES

      The Debt Securities are to be issued under an indenture (the “Indenture”) between Comerica and JPMorgan Chase Bank, as Trustee (the “Trustee”). A copy of the form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. See “Available Information.” The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definition therein of certain capitalized terms used herein. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. The following sets forth certain general terms and provisions of the Debt Securities. Further terms of each series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

      General. The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued from time to time in series. The Debt Securities will be unsecured subordinated obligations of Comerica. The Indenture does not limit Comerica’s ability to incur other indebtedness or contain provisions which would protect the Holders of, or owners of beneficial interests in, the Debt Securities against a sudden decline in credit quality resulting from takeovers, recapitalizations or other similar restructurings.

      The Prospectus Supplement will describe the following terms of each series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Debt Securities; (2) any limit on the aggregate principal amount of the Debt Securities; (3) the date or dates on which the Debt Securities will mature; (4) the rate or rates per annum at which the Debt Securities will bear interest, if any, or the manner in which such rates will be determined and the date from which such interest, if any, will accrue; (5) the Interest Payment Dates on which such interest (if any) on the Debt Securities will be payable and the Regular Record Dates for such Interest Payment Dates; (6) the currency or currency unit, if other than United States dollars, of payment of principal of, and any premium and interest, if any, on, the Debt Securities; (7) any index used to determine the amount of payment of principal of, and any premium and interest on, the Debt Securities; (8) if the Debt Securities are to be issued in the form of one or more global securities (a “Global Security”), the identity of the depositary for such Global Security or Securities; (9) any mandatory or optional sinking fund or analogous provisions; (10) any additions to, or modifications or deletions of, any Events of Default or covenants and the remedies with respect thereto provided for with respect to the Debt Securities; (11) any redemption terms; (12) any provisions permitting defeasance of Comerica’s obligations with respect to the Debt Securities or the Indenture; (13) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities payable upon acceleration of the maturity thereof; and (14) any other specific terms of the Debt Securities.

      Unless otherwise specified in the Prospectus Supplement, principal of, and premium and interest, if any, on, the Debt Securities will be payable at the office or agency of Comerica maintained for that purpose in the

City of New York, and the Debt Securities may be surrendered for transfer or exchange at said office or agency; provided that payment of interest, if any, may be made at the option of Comerica by check mailed to the address of the person entitled thereto as it appears in the register for the Debt Securities on the Regular Record Date for such interest. (Sections 3.1 and 10.2) The office of the Trustee in the City of New York, will initially be designated as such office or agency.

      After the execution and delivery of the Indenture, Comerica may deliver Debt Securities to the Trustee for authentication. Accompanying the delivery of the Debt Securities to the Trustee will be a Company Order for the authentication and delivery of the Debt Securities. In accordance with the Company Order, the Trustee will authenticate and deliver the Debt Securities. Each Debt Security will be dated the date of its authentication. (Section 3.3)

      The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the Prospectus Supplement, if denominated in United States dollars, will be issued in minimum denominations of $250,000 and integral multiples of $1,000 in excess thereof. No service charge will be made for any transfer or exchange of the Debt Securities, but Comerica may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Comerica shall not be required (i) to issue, register the transfer of or exchange any Debt Securities of any series during a period beginning at the opening of business 15 days before the date of the mailing of a notice of redemption of Debt Securities of that series selected for redemption and ending at the close of business on the date of such mailing or (ii) to register the transfer of or exchange any Debt Securities selected for redemption in whole or in part, except the unredeemed portion of Debt Securities being redeemed in part. (Sections 3.2 and 3.5)

      All moneys paid by Comerica to the Trustee or any Paying Agent for the payment of principal of and premium and interest on any Debt Securities which remain unclaimed for two years after such principal, premium or interest shall have become due and payable may be repaid to Comerica and thereafter the Holder of such Debt Securities shall look only to Comerica for payment thereof. (Section 10.3)

      If any Debt Securities are payable in a currency or currency unit other than United States dollars, the special federal income tax and other considerations applicable to such Debt Securities will be described in the Prospectus Supplement relating thereto.

      The Debt Securities may be issued as Original Issue Discount Securities (bearing no interest or bearing interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their principal amount. If any Debt Securities are issued as Original Issue Discount Securities, the special federal income tax and other considerations applicable to such Debt Securities will be described in the Prospectus Supplement relating thereto.

      Unless otherwise indicated in the applicable Prospectus Supplement, the covenants contained in the Indenture and the Debt Securities will not afford Holders protection in the event of a sudden decline in credit rating that might result from a recapitalization, restructuring, or other highly leveraged transaction.

      Risk Factors of Debt Securities Denominated in Foreign Currencies. Debt Securities denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition of foreign exchange controls, and potential illiquidity in the secondary market. These risks will vary depending upon the currency involved. These risks may be more fully described in the applicable Prospectus Supplement.

      Global Securities. The Debt Securities may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the “Depository”) identified in the Prospectus Supplement relating to such Debt Securities. Unless and until it is exchangeable in whole or in part for Debt Securities in definitive form, a Global Security may generally not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository. (Section 2.4)

      The specific terms of the depositary arrangement, if any, with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. Comerica anticipates that the following provisions will apply to all depositary arrangements.

      Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository for such Global Security or its nominee (“Participants”) or persons that may hold interests through Participants. Such accounts shall be designated by the underwriters or agents with respect to the Debt Securities underwritten or solicited by them. Comerica expects that upon the issuance of a Global Security, the Depository for such Global Security will credit, on its book-entry registration and transfer system, the Participants’ accounts with the respective principal amounts of the Debt Securities represented by such Global Security. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

      So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. (Section 3.8) Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Debt Securities in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in such a Global Security must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. Comerica understands that under existing industry practices, in the event that Comerica requests any action of Holders or that an owner of a beneficial interest in such a Global Security desires to take any action which a Holder is entitled to take under the Indenture, the Depository would authorize the Participants holding the relevant beneficial interests to take such action, and such Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      Payment of principal of, and premium and interest, if any, on, Debt Securities registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of Comerica, the Trustee, any Paying Agent or any other agent of Comerica or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Comerica expects that upon receipt of any payment of principal of, or premium or interest on, a Global Security, the Depository will immediately credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depository. Payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      If the Depository for any Debt Securities represented by a Global Security notifies Comerica that it is unwilling or unable to continue as Depository or ceases to be a clearing agency registered under the Exchange Act and a successor Depository is not appointed by Comerica within ninety days after receiving such notice or becoming aware that the Depository is no longer so registered, Comerica will issue such Debt Securities in definitive form upon registration of transfer of, or in exchange for, such Global Security. In addition, Comerica may at any time and in its sole discretion determine not to have the Debt Securities represented by one or more Global Securities and, in such event, will issue Debt Securities in definitive form in exchange for all of the Global Securities representing such Debt Securities. (Section 3.5)

      Subordination of Debt Securities. The Debt Securities are expressly subordinated in right of payment, to the extent set forth in the Indenture, to all Senior Indebtedness (as defined below). (Section 13.1) In certain events of insolvency, the Debt Securities will, to the extent set forth in the Indenture, also be effectively subordinated in right of payment to the prior payment of all Other Financial Obligations (as defined below). (Section 13.15)

      If Comerica shall default in the payment of the principal of, or any premium or interest on any Senior Indebtedness when the same becomes due and payable beyond any applicable grace period with respect thereto, or if any event of default with respect to Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof shall have occurred and be continuing, or any judicial proceeding shall be pending with respect to any such default in payment or event of default then, unless and until such event of default shall have been cured or waived or shall have ceased to exist or such judicial proceeding shall be no longer pending, no payment shall be made for principal of or premium or interest on the Debt Securities, or in respect of any purchase or other acquisition of any of the Debt Securities. (Section 13.4) “Senior Indebtedness” of Comerica means the principal of, or any premium or interest on all indebtedness for money borrowed or purchased by Comerica, or borrowed by another and guaranteed by Comerica (including any deferred obligation for the payment of the purchase price of property or assets evidenced by a note or similar agreement), whether now outstanding or subsequently created, assumed or incurred, and any amendments, deferrals, renewals or extensions of any such Senior Indebtedness, other than (i) any obligation as to which it is provided that such obligation is not to be senior in right of payment to the Debt Securities and (ii) the Debt Securities. (Section 1.1) At March 31, 1996, Comerica had no Senior Indebtedness outstanding.

      The Indenture does not limit the amount of Senior Indebtedness which Comerica may incur.

      In the event of any insolvency, bankruptcy, receivership, reorganization, readjustment of debt, assignment for the benefit of creditors, marshaling of assets and liabilities, or similar proceedings relating to, or any liquidation, dissolution, or winding-up of, Comerica, whether voluntary or involuntary, all obligations of Comerica to holders of Senior Indebtedness shall be entitled to be paid in full (or provision shall be made for such payment) before any payment shall be made on account of the principal of or premium or interest on the Debt Securities. In the event of any such proceeding, if any payment by or distribution of assets of Comerica of any kind or character, whether in cash, property, or securities (other than securities of Comerica or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Debt Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the Trustee or the Holders of the Debt Securities before all Senior Indebtedness is paid in full, such payment or distribution shall be held (in trust if received by the Holders of the Debt Securities) for the benefit of the holders of such Senior Indebtedness and shall be paid over to the trustee in bankruptcy or other Person making payment or distribution of the assets of Comerica for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. (Section 13.2) If, upon any such payment or distribution of assets to creditors, there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amounts of cash, property or securities available for payment or distribution in respect of Debt Securities (as defined in the Indenture, “Excess Proceeds”) and if, at such time, any person entitled to payment pursuant to the terms of Other Financial Obligations has not received payment in full of all amounts due or to become due on or in respect of such Other Financial Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Financial Obligations before any payment or distribution may be made in respect of the Debt Securities. (Section 13.15) Unless otherwise specified in the Prospectus Supplement relating to the particular series of Debt Securities, the term “Other Financial Obligations” includes all obligations of Comerica to make payment pursuant to the terms of financial instruments, such as: (i) securities contracts and currency and foreign exchange contracts, and (ii) derivative instruments, such as swap agreements (including interest rate and currency and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts, other than (x) obligations on account of Senior Indebtedness and (y) obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Debt Securities. (Section 1.1)

      By reason of such subordination, in the event of the bankruptcy or insolvency of Comerica or similar event, whether before or after maturity of the Debt Securities, holders of Senior Indebtedness or of Other Financial Obligations may receive more, ratably, and Holders of the Debt Securities having a claim pursuant to the Debt Securities may receive less, ratably, than creditors of Comerica who do not hold Senior Indebtedness, Other Financial Obligations or Debt Securities.

      In addition, in the event of the insolvency, bankruptcy, receivership, conservatorship or reorganization of Comerica, the claims of the Holders of the Debt Securities would be subject as to enforcement to the broad equity power of a federal bankruptcy court, and to the determination by that court of the nature of the rights of the Holders.

      Consolidation, Merger, Sale or Conveyance. Comerica may, without the consent of any Holder of the Debt Securities, merge or consolidate with any other corporation or transfer or convey all or substantially all of its assets to any corporation, provided that the successor corporation (if other than Comerica) shall expressly assume Comerica’s obligations under the Indenture and on the Debt Securities, and, immediately after giving effect to such merger, consolidation, transfer or conveyance, there shall be no Event of Default under the Indenture, and no event shall have happened and be continuing which, with the giving of notice or passage of time, would become an Event of Default. In addition, Comerica may, without the consent of any Holder of the Debt Securities, convey its assets substantially as an entirety to any Person in connection with a transfer that is assisted by a federal bank regulatory authority and in such case Comerica’s obligations under the Indenture need not be assumed by the entity acquiring such assets. (Section 8.1)

      Events of Default and Limited Rights of Acceleration. Unless otherwise provided in the applicable Prospectus Supplement, the Indenture defines an Event of Default as any one of the following events: (a) default for 30 days in the payment of any interest upon any Debt Securities when it becomes due and payable; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security at its maturity; (c) default in the deposit of any sinking fund payment, when and as due by the terms of the Debt Securities; (d) default in the performance, or breach, of any covenant or warranty of Comerica (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than the Debt Securities) which continues for 60 days after the Holders of at least 25% in principal amount of Outstanding Debt Securities have given written notice as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization of Comerica; or (f) any other Events of Default as may be specified in a Prospectus Supplement with respect to the Debt Securities. (Section 5.1) An Event of Default under one series of Debt Securities will not necessarily be an Event of Default with respect to any other series of Debt Securities.

      If an Event of Default of a type set forth in clause (e) above with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of that principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 5.2)

      The Indenture does not provide for any right of acceleration of the payment of the principal of a series of Debt Securities upon a default in the payment of principal, premium, if any, or interest or a default in the performance of any covenant or agreement in the Debt Securities of that series or in the Indenture. Accordingly, the Trustee and the Holders will not be entitled to accelerate the maturity of these Debt Securities upon the occurrence of any of the Events of Default described above, except for those described in clause (e) above. If a default in the payment of principal, premium, if any, or interest or in the performance of any covenant or agreement in the Debt Securities of any series or in the Indenture occurs, the Trustee may, subject to certain limitations and conditions, seek to enforce payment of such principal, premium, if any, or interest on the Debt Securities of that series, or the performance of such covenant or agreement. (Section 5.3)

      The Indenture provides that, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 6.3) Subject to certain limitations, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 5.12) The right of a Holder of any Debt Securities to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, but each Holder has an absolute right to receive payment of principal, premium and interest, if any, when due and to institute suit for the enforcement of any such payment. (Sections 5.7 and 5.8)

      Comerica is required to furnish to the Trustee annually a statement as to the performance by Comerica of certain of its obligations under the Indenture and as to any default in such performance. (Sections 1.2 and 10.4)

      Defeasance and Covenant Defeasance. The Indenture provides that, if such provision is made applicable to the Debt Securities of any series pursuant to Section 3.1 of the Indenture (which will be indicated in the applicable Prospectus Supplement), Comerica may elect either (a) to defease and be discharged from any and all obligations in respect of such Debt Securities then outstanding (including the provisions described under “Subordination of Debt Securities” and except for certain obligations to register the transfer of or exchange of such Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold monies for payment in trust) (“defeasance”) or (b) to be released from its obligations with respect to the subordination provisions described under “Subordination of Debt Securities” and any other covenants applicable to such Debt Securities which are determined pursuant to Section 3.1 of the Indenture to be subject to covenant defeasance (“covenant defeasance”), and the occurrence of an event described in clause (d) (insofar as with respect to covenants subject to covenant defeasance) under “Events of Default and Limited Rights of Acceleration” above shall no longer be an Event of Default, in each case (a) or (b), if Comerica deposits, in trust, with the Trustee money or U.S. Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient, without reinvestment, to pay all the principal of (and premium, if any) and interest on such Debt Securities on the dates such payments are due (which may include one or more redemption dates designated by Comerica) and any mandatory sinking fund or analogous payments thereon in accordance with the terms of such Debt Securities. Such a trust may only be established if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit, (ii) such deposit will not cause the Trustee to have any conflicting interest with respect to other securities of Comerica and (iii) Comerica shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit or defeasance and will be subject to Federal income tax in the same manner as if such defeasance had not occurred.

      Comerica may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If Comerica exercises its defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. If Comerica exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reference to the covenants noted under clause (b) above. In the event Comerica omits to comply with its remaining obligations with respect to such Debt Securities under the Indenture after exercising its covenant defeasance option and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, Comerica will remain liable in respect of such payments. (Article Fourteen)

      Modifications and Waiver. The Indenture provides that Comerica and the Trustee may enter into a supplemental indenture to amend the Indenture or the Debt Securities without the consent of any Holder of any Outstanding Debt Securities: (1) to evidence the succession of another Person to Comerica and the assumption by such successor of Comerica’s obligations under the Indenture; (2) to add to the covenants of Comerica further covenants, restrictions or conditions for the protection of the Holders of all or any particular series of Debt Securities or to surrender any right or power conferred upon Comerica in the Indenture; (3) to add or change any of the provisions of the Indenture necessary to facilitate the issuance of Debt Securities in bearer form; (4) to eliminate or change any provision of the Indenture prior to the issuance of the series that is entitled to the benefit of such provision; (5) to establish the terms and conditions of Debt Securities of any series; (6) to provide for the acceptance of appointment by a successor trustee or to add or change any of the provisions of the Indenture necessary to provide for or facilitate the administration of the trust by more than one Trustee; (7) to cure any ambiguity, defect or inconsistency or to make such other provision in regard to matters or questions arising under the Indenture which do not adversely affect the interests of the Holders of the Debt Securities; (8) to secure the Debt Securities; (9) to provide for the conversion or exchange of Debt Securities of a particular series into or for other securities of Comerica; (10) to add to, change or eliminate any of the provisions of the Indenture relating to subordination of the Debt Securities in respect of any series of Debt Securities, provided that any such action shall not adversely affect the interests of the Holders of Debt Securities of any series in any material respect; or (11) to add additional Events of Default. (Section 9.1)

      In addition to the foregoing, modifications and amendments of the Indenture may be made by Comerica and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Securities affected thereby, (a) change the stated maturity date of the principal of, or any premium or installment of interest, if any, on any Debt Securities, (b) reduce the principal amount of, or premium or interest, if any, on, any Debt Securities, (c) reduce the amount of principal on an Original Issue Discount Security payable upon acceleration of the maturity thereof, (d) change the currency of payment of principal of, or premium or interest, if any, on, any Debt Securities, (e) impair the right to institute suit for the enforcement of any such payment on or with respect to any Debt Securities, (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series the consent of whose Holders is required for modification or amendment of the Indenture or for any waiver. (Section 9.2)

      The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by Comerica with certain restrictive provisions of the Indenture. (Section 10.8) The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default in the payment of principal, or of premium or interest, if any, or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Securities of that series. (Section 5.13)

      Satisfaction and Discharge. The Trustee will discharge the Indenture upon Company Request when all the authenticated and delivered Debt Securities have been (a) delivered to the Trustee for cancellation, or (b) Comerica has deposited or caused to be deposited with the Trustee, funds to be held in trust in an amount sufficient to pay and discharge the entire indebtedness on the Debt Securities not previously delivered to the Trustee and the Debt Securities have (i) become due and payable, (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year. (Section 4.1)

      Governing Law. The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

      Information Concerning the Trustee. Comerica and its subsidiaries maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business.

PLAN OF DISTRIBUTION

      Debt Securities may be offered and sold by Comerica by any of three means of distribution: (1) through agents, (2) through underwriters or dealers or (3) directly to one or more purchasers. Such underwriters, dealers or agents may be affiliates of Comerica, and offers and sales of Securities may include secondary market transactions by affiliates of Comerica. The applicable Prospectus Supplement will set forth the terms of the offering to which such Prospectus Supplement relates, including the name or names of any underwriters or agents, the public offering or purchase price, the net proceeds to Comerica, underwriting discounts and other items constituting underwriters’ compensation, any discounts and commissions allowed or paid to dealers, any commissions allowed or paid to agents, and the securities exchanges, if any, on which such Debt Securities will be listed. Dealer trading may take place in certain of the Debt Securities, including Debt Securities not listed on any securities exchange. Direct sales may be made on a national securities exchange or otherwise.

      The Securities may be purchased to be reoffered to the public through underwriting syndicates led by one or more managing underwriters, or through one or more underwriters acting alone. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. If so indicated in the applicable Prospectus Supplement, Comerica will authorize underwriters or agents to solicit offers by certain institutions to purchase securities from Comerica pursuant to Delayed Delivery Contracts providing for payment and delivery at a future date.

      Any underwriter or agent participating in the distribution of the Securities may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”), of the Securities so offered and sold and any discounts or commissions received by them and any profit realized by them on the sale or resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, agents and their controlling persons may be entitled, under agreements entered into with Comerica, to indemnification by Comerica against certain civil liabilities, including liabilities under the Securities Act.

      Underwriters, agents or their controlling persons may engage in transactions with and perform services for Comerica in the ordinary course of business.

EXPERTS

      The consolidated financial statements of Comerica as of December 31, 1995 and 1994 incorporated by reference in this Prospectus from Comerica’s Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent public accountants, and are given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

      The validity of the Securities will be passed upon for Comerica by Bodman, Longley & Dahling LLP, Detroit, Michigan. As of May 20, 1996 approximately 62,269 shares of Comerica’s Common Stock, $5 par value, were beneficially owned by the attorneys in the firm of Bodman, Longley & Dahling LLP.

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$

Comerica Incorporated

                           % Subordinated Notes due

PROSPECTUS SUPPLEMENT
                          , 2003

Citigroup

Credit Suisse First Boston
JPMorgan